FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                For the month of April 1, 2007 to April 30, 2007



                          CITYVIEW CORPORATION LIMITED
                              SEC File No. 00028794


             Level 9, 28 The Esplanade, Perth Western Australia 6000



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

                    Form 20-F.......v...Form 40-F............

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes.......................No....................

    (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.......................

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                          CITYVIEW CORPORATION LIMITED
                                  (Registrant)





Dated: May 30, 2007




/s/ P M SMYTH
.........................................
(Signed by)
 P M SMYTH
Chief Executive






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               LIST OF AUSTRALIAN STOCK EXCHANGE ("ASX") DOCUMENTS


                For the month of April 1, 2007 to April 30, 2007


680      Longonjo Carbonatite and Catabola Projects
681      Expiry of 31 March 2007 Options
682      UCUA Project: 59 Prospects Identified
683      1st Quarter Activity Report

                                                                        CityView
                                                             Corporation Limited
                                                                 ACN 009 235 634

                                                       Level 9, 28 The Esplanade
                                                                           Perth
                                                          Western Australia 6000
                                                                     PO Box 5643
                                                             St George's Terrace
                                                                           Perth
                                                          Western Australia 6831
                                                     Telephone: (61-8) 9226 4788
                                                     Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                       Web: www.cityviewcorp.com



April 10, 2007


The Manager
Company Announcements Office
Australian Securities Exchange
Level 4
Exchange Centre
20 Bridge Street
                                SYDNEY NSW 2000


                              LONGONJO CARBONATITE
                              AND CATABOLA PROJECTS


CityView advises that a team of four geologists and crew are mobilising on site on April 20. Their objectives are to advance both projects to the state that they can be drilled in June/July and also to concurrently develop regional exploration across the licence. The program will include sampling/mapping of the old adits and shafts.

It is also planned to expand the geochemical soil survey coverage around Catabola covering an area approximately 10 kilometres along strike and up to 7 kilometres perpendicular to strike.

                                                                        CityView
                                                             Corporation Limited
                                                                 ACN 009 235 634

                                                       Level 9, 28 The Esplanade
                                                                           Perth
                                                          Western Australia 6000
                                                                     PO Box 5643
                                                             St George's Terrace
                                                                           Perth
                                                          Western Australia 6831
                                                     Telephone: (61-8) 9226 4788
                                                     Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                       Web: www.cityviewcorp.com

April 11, 2007



The Manager
Company Announcements Office
Australian Securities Exchange
Level 4
Exchange Centre
20 Bridge Street
                                SYDNEY NSW 2000


                         EXPIRY OF 31 MARCH 2007 OPTIONS
                                   (ASX: CVIO)

The Directors of the Company advise that of the original 80,661,616 options on issue a total of 49,619,455 or 61.5% of the options were exercised at 8 cents equal to $3,969,556.40.

The fully underwritten shortfall is 31,042,161 or 38.5% equal to $2,483,372.88. The shortfall has been placed with the underwriter, Patersons Securities Limited.

As a result, the Company's capital structure is as follows:

Ordinary Fully Paid Shares          262,984,848

                                                                        CityView
                                                             Corporation Limited
                                                                 ACN 009 235 634

                                                       Level 9, 28 The Esplanade
                                                                           Perth
                                                          Western Australia 6000
                                                                     PO Box 5643
                                                             St George's Terrace
                                                                           Perth
                                                          Western Australia 6831
                                                     Telephone: (61-8) 9226 4788
                                                     Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                       Web: www.cityviewcorp.com



April 17, 2007

The Manager
Company Announcements Office
Australian Securities Exchange
Level 4,  Exchange Centre
20 Bridge Street
SYDNEY   NSW 2000


                          UCUA: 59 PROSPECTS IDENTIFIED

CityView advises that Murphy Geological Services (MGS) of Cork, Ireland have completed their structural interpretation of Landsat ETM+ imagery for the Ucua licence in north-western Angola.

MGS' structural interpretation has identified 3 major structural zones across the licence:

o Ucua Deformation Zone - 6.5 km wide shear zone running WNW-ESE across the northern part of the licence o Broad Zone of N/S - NNE trending faults - 10 km wide zone in central part of licence o Zenza Fault Zone - NE/ENE trending fault zone in south-central part of the licence

The known pegmatite occurrences on the Ucua licence occur within the Zenza Fault Zone. These faults cross cut and hence post date a local granodiorite intrusion. A number of faults have been recognised which may have been important for localizing pegmatites.

The Ucua Deformation Zone has been recognised by MGS as having good potential for shear zone hosted gold mineralization. It is a prominent deformation zone with many splays and branches, and it is thought that mineralised shear veins may have been generated during the initial formation of the structure. Economic gold deposits are commonly located along subsidiary second order structures to the principal shear zones.

MGS also states that there may also be potential for mineralization derived from hydrothermal fluids associated with an Upper Archaean granodiorite body that lies immediately south of the Ucua Deformation Zone. This intrusion may have acted as a thermal `driver' for hydrothermal fluid circulation within the Ucua Deformation Zone.

In all, 59 exploration targets have been identified by MGS across the Ucua licence (see figure below). Some of these relate to the known pegmatites around the Dande Pegmatite Complex, others relate to new targets for gold exploration as outlined above.

MGS recommends that further ground work be carried out, most notably around the Dande Pegmatite Complex and the Ucua Deformation Zone. This will be incorporated in the current field season commencing on April 20, 2007.

                                                                        CityView
                                                             Corporation Limited
                                                                 ACN 009 235 634



                                                          REPORT FOR THE QUARTER ENDED
                                                                  31 MARCH 2007

                                                               SUMMARY FACT SHEET
     --------------------------------------------------------------------------------------------------------------------------
              Company Details

              Principal Place of Business                            Level 9,
              & Registered Office:                                   28 The Esplanade
                                                                     Perth  Western Australia   6000
                                                                     Australia

              Telephone:                                             (618) 9226 4788
              Fax:                                                   (618) 9226 4799
              E-Mail:                                                info@cityviewcorp.com
              Website:                                               www.cityviewcorp.com
              Chairman:                                              M Al Ansari
              Chief Executive Officer:                               P M Smyth
              Director and Company Secretary                         J H Jacoby
              Auditor:                                               BDO Kendalls
              Australian Securities Exchange                         CVI
              NASD  OTC.BB:                                          CTVWF
              Frankfurt Exchange                                     C4Z
              Australian Share Registry:                             Computershare Investor Services Pty. Ltd.
              US Share Registry:                                     Computershare Trust Company Inc

     --------------------------------------------------------------------------------------------------------------------------

              Market Capitalisation at 31 March 2007

              Shares on Issue                                        262,984,848
              Market Value                                           AUD$26,298,484  (US$21,248,649)


     --------------------------------------------------------------------------------------------------------------------------

              Trading Volume
                                                  AUS                          US                             TOTAL
                MONTH                            VOLUME                      VOLUME                          VOLUME
                -----                            ------                      ------                          ------
                Jan 2007                        3,806,187                   1,612,983                       5,419,170
                Feb 2007                        4,402,961                   2,539,304                       6,942,265
                Mar 2007                        4,641,946                   2,231,841                       6,873,787
                TOTAL                          12,851,094                   6,384,128                      19,235,222



     --------------------------------------------------------------------------------------------------------------------------


                                                                        CityView
                                                             Corporation Limited






         Angola

         In February CityView increased its interest in the Longonjo licence and the Ucua licence from 36.3% to 42.7%. The Longonjo licence covers an area of 3,764 square kilometres and the Ucua licence covers an area of 1,358 square kilometres.

         At Longonjo, a total of 104 rock chip samples and 623 soil samples from Catabola and 453 soil samples from Longonjo Carbonatite were collected and certified for export by the Ministry of Mines and Geology. The samples were then freighted to OMAC Laboratories in Ireland for analysis.

         Murphy Geological Services of Cork, Ireland have completed their structural interpretation of satellite imagery for the Longonjo licence area and have identified three major structural orientations. The principal fault zone orientation appears to be parallel to the Lucapa Graben, and probably relate to its formation. A total of 27 exploration targets have been identified across the licence: as well as the known prospects at Catabola and Longonjo Carbonatite, these include previously unidentified major shears.

         Murphy Geological Services also carried out an extensive structural interpretation of Landsat ETM + imagery for the Ucua licence area.

         The oilfield applications by CityView and its co-venturers were processed by the regulatory authorities during the Quarter. The next step is for representatives of CityView, Nexoil Corporation SARL, Quest Energy Middle East Limited and Energy Africa Ltd to all meet in Luanda to finalise the terms of the agreements.

         Dubai - UAE

         CityView holds an 8.3% interest in Quest Energy Middle East Limited
         (QEML) which is incorporated in the Jebel Ali Free Zone of Dubai as an offshore company.

         QEML is in joint venture with Oil & Energy Industry Development (OEID) to increase the production of the Rag-e-Safid oilfield from its current rate of 190,000 barrels per day to 220,000 barrels per day. NIOC has now approved the assignment of 60% of the service contract to QEML: the total volume of crude off-take will approximate 27 million barrels of oil within five years after project completion. QEML and OEID are currently negotiating with major international oil operators and off-takers to finalise the execution strategy.

         QEML is in joint venture with Mapna International FZE to develop a 942MW Gas Turbine Power Plant at Fars. 3% of the engineering and site activities have now been completed. Discussions are in progress with the Islamic Development Bank in Saudi Arabia for financing the project.

                                                                        CityView
                                                             Corporation Limited



         Indonesia

         During the Quarter agreement was reached between CityView, PT Mitra Energy Development and QEML to produce liquefied petroleum gas in Indonesia. An operating company is now being formed between the co-venturers.


         Corporate

         Patersons Securities Limited underwrote the exercise of the remaining 78,524,061 March 31, 2007 options that were on the register on February 7, 2007. By March 31 a total of 49,619,455 options had been exercised at 8 cents each: the shortfall was placed with the underwriter.


         Finance

         Cash at Bank                             AUD$ 6,042,941
         Expenditure for the Quarter              AUD$   883,108





         P M SMYTH
         Chief Executive Officer


         24 April, 2007







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  INFORMATION SUPPLIED TO AUSTRALIAN SECURITIES INVESTMENT COMMISSION ("ASIC")


                For the month of April 1, 2007 to April 30, 2007



               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION